SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              AMENDMENT NO. 2
                 Under the Securities Exchange Act of 1934

                       Authentic Fitness Corporation
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
                       (Title of Class of Securities)

                                052661 10 5
                               (CUSIP Number)

                              Linda J. Wachner
                       Authentic Fitness Corporation
                               90 Park Avenue
                             New York, NY 10016
                         Telephone: (212) 370-8455
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 28, 1997
          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule d-1(b)(3) or (4), check the following
box:     [ ]



CUSIP No.  052661 10 5

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   1       NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Linda J. Wachner

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                            (a)  |_|
                                                            (b)  |_|

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS*

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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

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                                          7   SOLE VOTING POWER
                                                 3,336,462
                NUMBER OF
                  SHARES                  ----------------------------------
               BENEFICIALLY               8   SHARED VOTING POWER
                 OWNED BY                        None
                   EACH
                REPORTING                 ----------------------------------
                  PERSON                  9   SOLE DISPOSITIVE POWER
                   WITH                          2,586,462

                                          ----------------------------------
                                          10  SHARED DISPOSITIVE POWER
                                                 None

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,336,462

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES    |_|

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    13.9%

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   14      TYPE OF REPORTING PERSON*
                    IN

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      Linda J. Wachner hereby amends and supplements her Statement on
Schedule 13D, initially filed on February 20, 1996 (the "Schedule 13D"), with respect to the common stock, par value $.001 per share (the "Shares"), of Authentic Fitness Corporation, a Delaware corporation (the "Company" or "Authentic Fitness").

Item 5.  Interest in Securities of the Issuer.

      The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

      (a) Mrs. Wachner beneficially owns an aggregate of 3,336,462 Shares which represents 13.9% of all Shares which would have been issued and outstanding as of May 15, 1997 (based on the Form 10-Q of the Company for the quarterly period ended April 5, 1997), assuming the exercise of all Company employee stock options held by Mrs. Wachner. The 3,336,462 Shares beneficially owned by Mrs. Wachner include 1,550,000 Shares purchasable upon the exercise of Company employee stock options held by Mrs. Wachner and 750,000 Shares held by The Linda J. Wachner 1997 Charitable Remainder Unitrust (the "Trust") established pursuant to a Trust Agreement, dated as of May 28, 1997 (the "Trust Agreement"). Mrs. Wachner is a Trustee of the Trust.

      Except as set forth in this Item 5, Mrs. Wachner does not beneficially own any Shares. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of Shares.

      (b) Mrs. Wachner has the sole right to vote and dispose of all Shares beneficially owned by her except for the 750,000 Shares held by the Trust. As a Trustee of the Trust, Mrs. Wachner has the sole power to vote the 750,000 Shares held by the Trust. Any decision with respect to the disposition of the 750,000 Shares can only be made by a Special Trustee.

      (c) Pursuant to the Trust Agreement, on May 28, 1997, Mrs. Wachner transferred 750,000 Shares to the Trust. Except for the foregoing, Mrs. Wachner engaged in no transactions in Shares during the past 60 days.

      (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares that she beneficially owns other than the 750,000 Shares held by the Trust.

      (e) Inapplicable.



                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1997


                                         By:  /s/ LINDA J. WACHNER
                                                  Linda J. Wachner